SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 May 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Total Voting Rights dated 27 April 2007
99.2	Holding(s) in Company dated 01 May 2007
99.3	Publication of Circular dated 04 May 2007

Exhibit 99.1

                     InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
27 April 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 the
Company would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 355,726,341 ordinary shares with voting rights.  The Company does not hold any shares in Treasury.

The above figure, 355,726,341, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 99.2

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Ellerman Corporation Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

26.04.07 (8%)

6. Date on which issuer notified:

30.04.07

7. Threshold(s) that is/are crossed or reached:

8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible        Situation previous to the Triggering transaction (vi)
using the ISIN CODE

                                 Number of shares                   Number of voting Rights (viii)

ISIN: GB00B128LQ10                25,286,950                         25,286,950

Ordinary Shares of 11 3/7 pence
each

Resulting situation after the triggering transaction (vii)

Class/type of sharesif     Number of shares        Number of voting rights(ix)     % of voting rights
possible using the ISIN CODE

                            Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

ISIN: GB00B128LQ10           29,116,245               29,116,245                        8.19

Ordinary Shares of 11 3/7 pence each

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of      Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

N/A             N/A                   N/A                       N/A                         N/A

Total (A+B)

Number of voting rights        % of voting rights

29,116,245                     8.19

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

Exhibit 99.3

4 May 2007

           InterContinental Hotels Group PLC ("IHG" or the "Company")

                    Special Dividend and Share Consolidation

On 20 February 2007 the Board of IHG announced its intention to return GBP700 million to Shareholders by way of a Special Dividend.  The Board today announces it is publishing a circular (the "Circular") setting out full details of the proposed Special Dividend and associated Share Consolidation and convening an
Extraordinary General Meeting to be held on Friday 1 June 2007 at 12.00pm, or as soon as the Company's Annual General Meeting convened for that date has concluded.

It is proposed that the payment of the Special Dividend of 200 pence per
Existing Ordinary Share be accompanied by a consolidation of the Company's ordinary share capital. The Special Dividend will be paid as a first interim dividend in respect of the financial year ending 31 December 2007 and is expected to be paid to Shareholders on Friday 15 June 2007. The Company has elected to pay the Special Dividend to all ADR holders in US Dollars.  The rate to be paid by the Company will be US$4.00 per Existing ADS.

The Share Consolidation will replace every 56 Existing Ordinary Shares with 47
New Ordinary Shares. Upon the Share Consolidation, the nominal value of the
Ordinary Shares will change from 11 3/7 pence per Ordinary Share to 13 29/47 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant
Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Friday 15 June 2007. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on Wednesday 2 May 2007 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per
Existing Ordinary Share was 1235 pence  and there were 355,726,341 Existing
Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 16.1% per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary
Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders'
percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

Authority to purchase own shares

The Board will also submit to its Shareholders at the Extraordinary General
Meeting a proposal for a renewed authority to enable the Company to continue to make market purchases of its Ordinary Shares following the Share Consolidation.
Details of this proposal are set out in the Circular.

Expected timetable

Latest date and time for receipt by the ADR Depositary of completed  3.00pm (New York time) on Thursday

Voting Instruction cards from holders of ADRs                        24 May 2007

Latest time and date for receipt of Forms of Proxy                   12.00pm on Wednesday 30 May 2007

Extraordinary General Meeting                                        12.00pm on Friday 1 June 2007, or
                                                                     as soon as the Annual General
                                                                     Meeting of the Company to be held
                                                                     on that date concludes or is
                                                                     adjourned

Record Date for the Special Dividend and for the Share Consolidation 6.00pm on Friday 1 June 2007

Shares marked ex-Special Dividend                                    Monday 4 June 2007

Commencement of dealings in New Ordinary Shares and New ADRs         8.00am on Monday 4 June 2007
                                                                     (9.30am New York time for ADRs)

CREST accounts credited with New Ordinary Shares                     Monday 4 June 2007

Exchange of Existing ADRs commences                                  Friday 8 June 2007

Payment of the Special Dividend. Despatch of cheques for fractional  Friday 15 June 2007 entitlements and certificates for New Ordinary Shares

If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory
Information Service.

The Circular will be posted to Shareholders and submitted to the Financial
Services Authority today. It will shortly be available for inspection at the
Financial Services Authority's Document Viewing Facility which is situated at:
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14
5HS, telephone 020 7066 1000.

All definitions used in the Circular to Shareholders dated 4 May 2007 have the same meaning when used in this announcement.

For further information, please contact

InterContinental Hotels Group

Media Enquiries                  Leslie McGibbon            +44 (0) 1753 410 425

Investor Relations               Paul Edgecliffe-Johnson    +44 (0) 1753 410 176
                                 Heather Ward

JPMorgan Cazenove         David Clasen               +44 (0) 20 7588 2828

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial
Services Authority, is acting exclusively for InterContinental Hotels Group and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the clients of JPMorgan Cazenove, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 556,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihg.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 May 2007